                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                            STILWELL FINANCIAL, INC.

                                (Name of issuer)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of class of securities)

                                    860831106
                                   ----------
                                 (CUSIP number)

                        Highfields Capital Management LP
                          Attention: Joseph F. Mazzella
                              200 Clarendon Street
                                   51st Floor
                                Boston, MA 02116
                                 (617) 850-7500
       (Name, address and telephone number of person authorized to receive notices and communications)

                                November 22,2002
                                ----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                       (Continued on the following pages)

                              (Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

------------------------                                ------------------------
  CUSIP No. 860831106                13D/A                 Page 2 of 12 pages
------------------------                                ------------------------
--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Highfields Capital Management LP
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            15,617,298
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             15,617,298
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      15,617,298
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
--------------------------------------------------------------------------------

------------------------                                ------------------------
  CUSIP No. 860831106                   13D/A              Page 3 of 12 pages
------------------------                                ------------------------
--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Highfields GP LLC
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            15,617,298
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             15,617,298
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      15,617,298
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
--------------------------------------------------------------------------------

------------------------                                ------------------------
  CUSIP No. 860831106                  13D/A               Page 4 of 12 pages
------------------------                                ------------------------
-------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Highfields Capital Ltd.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands, B.W.I.
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            11,106,650
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             11,106,650
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,106,650
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                              [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------

------------------------                                ------------------------
  CUSIP No. 860831106                   13D/A              Page 5 of 12 pages
------------------------                                ------------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Jonathon S. Jacobson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            15,617,298
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             15,617,298
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      15,617,298
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

------------------------                                ------------------------
  CUSIP No. 860831106                   13D/A              Page 6 of 12 pages
------------------------                                ------------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Richard L. Grubman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            15,617,298
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             15,617,298
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      15,617,298
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

------------------------                                ------------------------
  CUSIP No. 860831106                  13D/A               Page 7 of 12 pages
------------------------                                ------------------------

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Statement on Schedule 13D, filed on November 7, 2002, by Highfields Capital Management LP, Highfields GP LLC, Highfields Capital Ltd., Jonathon S. Jacobson and Richard L. Grubman (the "Schedule 13D"). This Amendment No. 1 is being filed to supplement and amend Items 3 and 5 hereof. Except as herein supplemented or amended, all other information in the Schedule 13D is as set forth therein. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the 1,434,472 Shares owned by Highfields I was $18,314,199.75, inclusive of brokerage commissions.

     The aggregate purchase price of the 3,076,176 Shares owned by Highfields II was $39,270,872.22, inclusive of brokerage commissions.

     The aggregate purchase price of the 11,106,650 Shares owned by Highfields Ltd. was $141,754,764.71, inclusive of brokerage commissions.

     Each of Highfields I, Highfields II and Highfields Ltd. used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 5.  Interest in Securities of Issuer.

     (a) and (b) As of November 25, 2002, Highfields I, Highfields II and Highfields Ltd. owned beneficially 1,434,472, 3,076,176 and 11,106,650 Shares, respectively, representing approximately 0.6%, 1.4% and 5.0%, respectively, of the 222,479,320 Shares outstanding as reported in publicly available information.

     As of November 25, 2002, Highfields Capital Management, in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 15,617,298 Shares owned beneficially by the Funds, representing approximately 7.0% of the 222,479,320 Shares outstanding as reported in publicly available information.

     As of November 25, 2002, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 15,617,298 Shares owned beneficially by Highfields Capital Management, representing approximately 7.0% of the 222,479,320 Shares outstanding as reported in publicly available information.

 ----------------------                                ------------------------
  CUSIP No. 860831106                 13D/A               Page 8 of 12 pages
------------------------                               ------------------------

     As of November 25, 2002, Mr. Jacobson, in his capacity of a Managing Member of Highfields GP and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 15,617,298 Shares owned beneficially by Highfields GP, representing approximately 7.0% of the 222,479,320 Shares outstanding as reported in publicly available information.

     As of November 25, 2002, Mr. Grubman, in his capacity of a Managing Member of Highfields GP and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 15,617,298 Shares owned beneficially by Highfields GP, representing approximately 7.0% of the 222,479,320 Shares outstanding as reported in publicly available information.

     (c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Schedule A attached hereto and incorporated herein by reference.

     (d) None.

     (e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

         None.

 -----------------------                                ------------------------
  CUSIP No. 860831106                  13D/A              Page 9 of 12  pages
------------------------                                ------------------------
                                   SIGNATURES

     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.


Date:  November 25, 2002          HIGHFIELDS CAPITAL MANAGEMENT LP

                                  By: Highfields GP LLC, its General Partner

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                  Signature

                                  Kenneth H. Colburn, Authorized Signatory
                                  ---------------------------------------------
                                  Name/Title

                                  HIGHFIELDS GP LLC

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                  Signature

                                  Kenneth H. Colburn, Authorized Signatory
                                  ---------------------------------------------
                                  Name/Title

                                  HIGHFIELDS CAPITAL LTD.

                                  By: Highfields Capital Management LP,
                                        its Investment Manager

                                  By: Highfields GP LLC, its General Partner

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                  Signature

                                  Kenneth H. Colburn, Authorized Signatory
                                  ---------------------------------------------
                                  Name/Title

                                  JONATHON S. JACOBSON

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                  Signature

                                  Kenneth H. Colburn, Attorney-in-fact
                                  ---------------------------------------------
                                  Name/Title

                                  RICHARD L. GRUBMAN


                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                  Signature

                                  Kenneth H. Colburn, Attorney-in-fact
                                  ---------------------------------------------
                                  Name/Title

------------------------                                ---------------------
CUSIP No. 860831106                   13D/A              Page 10 of 12 pages
------------------------                                ---------------------
                                   Schedule A

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF SHARES
                   BY HIGHFIELDS I DURING THE PAST SIXTY DAYS


                               Number of Shares
           Date               Purchased/(Sold)(1)      Price Per Share(2)
           ----               -------------------      ------------------


         11/08/02                   15,569                   12.31
         11/08/02                   17,084                   12.31
         11/11/02                   10,103                   12.16
         11/11/02                   29,999                   12.15
         11/12/02                      919                   12.25
         11/12/02                    9,186                   12.42
         11/12/02                    9,066                   12.42
         11/19/02                   17,406                   13.06
         11/19/02                   38,945                   13.04
         11/20/02                    2,994                   13.10
         11/20/02                   16,965                   13.43
         11/22/02                   20,667                   15.01
         11/22/02                   11,363                   15.10
         11/22/02                    9,186                   15.10
         11/22/02                   18,371                   15.10
         11/22/02                    9,186                   15.10



(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2)  Prices per Share do not include brokerage commissions.

------------------------                                ---------------------
CUSIP No. 860831106                   13D/A              Page 11 of 12 pages
------------------------                                ---------------------

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF SHARES
                   BY HIGHFIELDS II DURING THE PAST SIXTY DAYS


                               Number of Shares
           Date               Purchased/(Sold)(1)      Price Per Share(2)
           ----               -------------------      ------------------

         11/08/02                   33,387                   12.31
         11/08/02                   36,637                   12.31
         11/11/02                   21,667                   12.16
         11/11/02                   64,331                   12.15
         11/12/02                    1,970                   12.25
         11/12/02                   19,441                   12.42
         11/12/02                   19,697                   12.42
         11/19/02                   83,516                   13.04
         11/19/02                   37,326                   13.06
         11/20/02                   35,611                   13.43
         11/20/02                    6,421                   13.10
         11/22/02                   44,319                   15.01
         11/22/02                   19,697                   15.10
         11/22/02                   39,394                   15.10
         11/22/02                   19,697                   15.10
         11/22/02                   24,365                   15.10

(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2)  Prices per Share do not include brokerage commissions.

------------------------                                ---------------------
CUSIP No. 860831106                   13D/A              Page 12 of 12 pages
------------------------                                ---------------------

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF SHARES
                  BY HIGHFIELDS LTD. DURING THE PAST SIXTY DAYS


                               Number of Shares
           Date               Purchased/(Sold)(1)      Price Per Share(2)
           ----               -------------------      ------------------


         11/08/02                  132,279                   12.31
         11/08/02                  120,544                   12.31
         11/11/02                   78,230                   12.16
         11/11/02                  232,270                   12.15
         11/12/02                    7,111                   12.25
         11/12/02                   70,193                   12.42
         11/12/02                   71,117                   12.42
         11/19/02                  134,768                   13.06
         11/19/02                  301,539                   13.04
         11/20/02                   78,924                   13.43
         11/20/02                   23,185                   13.10
         11/22/02                  160,014                   15.01
         11/22/02                   87,972                   15.10
         11/22/02                   71,117                   15.10
         11/22/02                  142,235                   15.10
         11/22/02                   71,117                   15.10

(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2)  Prices per Share do not include brokerage commissions.